July 10, 2020

Via Email and the EDGAR System

United States Securities and Exchange Commission

Washington D.C., 20549-7010

Attention: Scott Anderegg

Re:	Pelican Delivers, Inc. Registration Statement on Form S-1, Amendment 1 Filed June 16, 2020 File No. 333-236368

Dear Mr. Anderegg:

I write on behalf of Pelican Delivers, Inc. (the “Company”) in response to Staff’s letter of July 9, 2020, sent by the Division of Corporate Finance, Office of Trade & Services of the United States Securities and Exchange Commission (the “Commission”), regarding the above-referenced Registration Statement on Form S-1, filed June 16, 2020 (the “Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Amendment No. 1 to Form S-1 filed June 16, 2020

Plan of Distribution, page 21

1. We note your response to comment 1. Please make conforming revisions on page 21 and elsewhere in the prospectus, as appropriate.

In response to this comment, the Company has revised its disclosure on page 21 to set a fixed price of $2 at which the selling shareholders will offer and sell their shares until the common stock becomes quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on a securities exchange and thereafter at prevailing market prices or privately negotiated prices. This edit has been redlined for your convenience in our updated S-1/A attached hereto.

Exhibits

2. We note your response to our prior comment 9. We reissue our comment in part. Please file as an exhibit the subscription agreement to be used in connection with this offering of common stock.

In response to this comment, the Company has added as an exhibit the subscription agreement as requested.

Sincerely,

/s/ David Comeau

David Comeau, CEO

Pelican Delivers, Inc.